Mail Stop 3561

April 2, 2007

Mr. Earl R. Franklin,
  Vice President and Secretary
ARGO-TECH CORPORATION
1111 Superior Avenue
Cleveland, Ohio 44114-2584

> **Re: Argo-Tech Corporation**
> **Form 10-K for the year ended October 28, 2006**
> **File No. 333-38223**

Dear Mr. Franklin:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief